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                       [MILLER AND LENTS, LTD LETTERHEAD]


                                  March 5, 1998

NationsBank of Texas, N.A., Trustee
Williams Coal Seam Gas Royalty Trust
NationsBank Plaza
901 Main Street, Suite 1700
Dallas, Texas 75202



                                             Re: Proved Reserves and Future Net
                                                 Income As of December 31, 1997
Gentlemen:

         At your request, we estimated the Proved Reserves and projected the Future Net Income from the gas reserves in the Fruitland Coal Formation that are attributable to the subject interests of the Williams Coal Seam Gas Royalty Trust ("WTU"), These interests consist of net profits interests in natural gas properties located in tile San Juan Basin in Colorado and New Mexico.

         In order to estimate the reserves to the WTU, it was necessary to estimate the reserves attributable to (i) the "Underlying Properties," which are certain working interest properties ("Working Interest Properties") and net profits interests properties ("Farmout Properties") that are owned by Williams Production Company ("WPC") and (ii) the "Royalty Interests," the variable net revenue interest conveyed to WTU by WPC. WTU receives a "Specified Percentage" of "Net Proceeds" from gas produced and sold from the Working Interest Properties and from the revenue stream of the Farmout Properties.

         For the Working Interest Properties, overhead costs (beyond the standard overhead charges for the non-operated properties) have not been included, nor have the effects of depreciation, depletion, and Federal Income Tax. Net Proceeds is defined as revenues derived from the sale of Working Interest Properties gas volumes less severance and ad valorem taxes, lease royalty payments, and operating expenses in excess of the estimates shown in Exhibit B of the Conveyance. The reserves attributable to the Royalty Interests from the Working Interest Properties were computed by multiplying the net gas reserves of the Working Interest Properties by the ratio of (i) the net income received by WTU from the Working Interest Properties to (ii) total revenues from the Working Interest Properties after severance and ad valorem taxes.
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                       [MILLER AND LENTS, LTD LETTERHEAD]

NationsBank of Texas, N.A., Trustee                              March 5, 1998
Williams Coal Seam Gas Royalty Trust                                   Page 2



A summary of the reserves for the Underlying Properties and Royalty Interests is as follows:

                   Proved Reserves as of December 31, 1997

                                            Net Gas Reserves,            Future Net        Present Value
                                                 MMcf at                   Income,         at 10 Percent
                                                14.73 Psia                   M$            Per Annum, M$
                                          -----------------------       -------------     ----------------
The Underlying Properties

Proved Developed Producing                        146,751                  115,457             82,931

The Royalty Interests (Net to the Trust)

Proved Developed Producing                        102,048                   91,063             65,838

         The Proved Reserves were estimated in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X. Rule 4-10(a). Estimates of Future Net Income and discounted Future Net Income are not intended and should not be interpreted to represent the fair market value of the estimated reserves. There are no Proved Developed Nonproducing Reserves or Proved Undeveloped Reserves.

         The Section 29 tax credits attributable to the total Proved Reserves in the Underlying Properties through the year 2002, assuming no future escalation of the estimated 1997 rate of $1.026 per MMBtu, are $88 million with a 10 percent present worth of $72 million. The tax credits attributable to the Royalty Interests are S54 million with a 10 percent present worth of $45 million.

         The production forecast for the Proved Reserves and future net revenues as of December 31, 1997 attributable to the Underlying Properties and to the WTU are shown on Table 1. The Proved Reserves and future net revenues as of December 31, 1997 attributable to the individual Underlying Properties are summarized by areas and shown on the attached one-line summary identified as Table 2.

         The gas reserves for the Fruitland Coal were estimated by decline curve analyses utilizing type curves for the various areas in the San Juan Basin. These type curves were developed for each area and were based on production histories and the initial reservoir pressures of the wells in the separate areas.

         The gas price used in these projections is the December 1997 wellhead price, reported by WPC of $2.16 per MMBtu for the Farmout Properties. For the Working Interest Properties, the Minimum Purchase Price of $1.70 per MMBtu was employed. These prices were held constant.

         Deductions for production and ad valorem taxes were based on prices applicable to the Royalty Interests. Lease royalty deductions for the Working Interest Properties were based on the average 1997 wellhead gas price of $2.32 per MMBtu, reported by WPC.
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                       [MILLER AND LENTS, LTD LETTERHEAD]

NationsBank of Texas, N.A.,                                        March 5,1998
Williams Coal Seam Gas Royalty Trust                                     Page 3



         Operating expense estimates were based on expenses incurred during 1997 and were not escalated. Where appropriate, estimated operating expenses which exceeded the operating expenses in Exhibit B to the Conveyance were deducted in calculating Net Proceeds and, therefore, reduced the amounts payable to the WTU.

         The Specified Percentage is 81 percent until such time that a shareholder who bought at the IPO price realizes an Internal Rate of Return of 12 percent on the distributions from the WTU, after federal taxes at 31 percent, and Section 29 tax credits. After that time, estimated to occur during the third quarter of 2000, the Specified Percentage is 60 percent.

         We relied on production histories, accounting and cost data, engineering and geological information supplied by WPC data existing in our files. and data from public records. The ownership interests evaluated herein were provided by WPC and were employed as presented. No independent verification of these interests was made by Miller and Lents, Ltd.

         Capital expenditures to plug and abandon wells are considered to be equal to the salvage values of the wells at the time of abandonment. We did not include any consideration for the future environmental restoration that might be required as such was beyond the scope of our assignment. In our projection of Future Net Income, no provisions are made for production prepayments or for the consequences of future production balancing.

         The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation, but are subject to those generally recognized uncertainties associated with the interpretations of geological and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil and gas to be recovered, actual production rates, prices received, and operating and capital costs to vary from those presented in this report.

                                                Very truly yours,

                                                MILLER AND LENTS, LTD.

                                                By /s/ S. JOHN STIEBER
                                                  ------------------------------
                                                  S. John Stieber
                                                  Senior Vice President